China Ivanhoe Energy Ltd./China Mineral Acquisition Corporation
210 East 85th Street, Suite 16
New York, New York 10028

August 31, 2006

Via EDGAR

Mr. Ronald E. Alper, Special Counsel
Mr. Michael Karney, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re:	China Ivanhoe Energy Ltd./China Mineral Acquisition Corporation
Registration Statement on Form S-4 (File No. 333-134101)
Form RW - Application for Withdrawal of Registration Statement

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the above-captioned registrants hereby respectfully request that the above-captioned Registration Statement be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

The registration statement was filed in connection with a proposed business combination between China Mineral Acquisition Corporation and Ivanhoe Energy, Inc., Sunwing Holding Corporation and Sunwing Energy Ltd., which has been terminated. No securities were sold in connection with the offering contemplated thereby.

If you have any questions regarding this application, please contact the undersigned or Mitchell S. Nussbaum (212-407-4159)of Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154-1895, China Mineral’s outside counsel.

Sincerely,

s/ Daniel Kunz
Daniel Kunz
Chairman of the Board